Exhibit 99.1

Origin Agritech Limited Announces Second Notes Repurchase Agreement

BEIJING--(BUSINESS WIRE)--February 9, 2009--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”) today announced that it entered into a Second Notes Repurchase Agreement (the “Second Notes Repurchase Agreement”) with Citadel Equity Fund Ltd. (“Citadel”) providing for the repurchase and redemption by the Company of the remaining portion of the Company’s outstanding 1% Guaranteed Senior Secured Convertible Notes due 2012 (the “Notes”).

The Company issued the Notes to Citadel in an aggregate principal amount of US$40 million, and repurchased $18.7 million in principal of those Notes pursuant to a Notes Repurchase Agreement dated July 28, 2008. Pursuant to the Second Notes Repurchase Agreement, the Company will repurchase from Citadel a portion of the Notes in an aggregate principal amount of $4.7 million immediately for a repurchase price of $5.0 million, and will enter into a supplemental indenture to amend the maturity date for the remaining $16.6 million of the Notes to the end of 2009 for a repurchase price of US$104,000 for each principal amount of US$100,000 of such Notes. Notes repurchased under the Second Notes Repurchase Agreement will be cancelled.

In connection with the Notes repurchase, Citadel has agreed to eliminate conversion rights on the Notes. Investors should refer to the Form 6-K furnished by the Company to the Securities and Exchange Commission today for additional information regarding the Notes repurchase transaction and the Company's compliance with the covenants contained in the Notes indenture. A copy of the Second Notes Repurchase Agreement is included as an exhibit to the Form 6-K, and a copy of the Notes indenture is filed as an exhibit to the Company’s Annual Report on Form 20-F for its fiscal year ended September 30, 2007 filed with the Securities and Exchange Commission.

This Notes repurchase provides the Company with the opportunity to eliminate expensive debt on its balance sheet, receive favorable financial terms and limit company liability going forward in light of the current global capital market conditions, and provide the company with significant flexibility for future growth and capital opportunities.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949-726-8101 or 011-86-10-8108-0243
Vice President, Finance
Irving.kau@originseed.com.cn